Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

JANUARY 30, 2019

The Annual General and Special Meeting of Shareholders of CGI Inc. (“CGI”) was held in Montréal, Quebec, Canada, on Wednesday, January 30, 2019 at 11:00 a.m. in the Oval Room of the Ritz-Carlton Hotel. 4,304 shareholders holding 189,969,896 Class A subordinate voting shares and 28,945,706 Class B shares (multiple voting) were represented at the meeting in person or by proxy, representing approximately 89.18% of the total votes attached to all issued and outstanding shares as of the record date on December 10, 2018.

Election of directors

All 14 directors proposed for election at the Annual General and Special Meeting of Shareholders were elected on a vote by show of hands. All of the candidates were elected by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
Alain Bouchard	474,764,722	99.61%	1,859,768	0.39%
Paule Doré	466,474,882	97.87%	10,149,608	2.13%
Richard B. Evans	475,210,067	99.70%	1,414,423	0.30%
Julie Godin	462,497,190	97.04%	14,127,300	2.96%
Serge Godin	459,542,691	96.42%	17,081,799	3.58%
Timothy J. Hearn	473,859,968	99.42%	2,764,622	0.58%
André Imbeau	463,448,870	97.24%	13,175,720	2.76%
Gilles Labbé	475,068,845	99.67%	1,555,745	0.33%
Michael B. Pedersen	475,382,254	99.74%	1,242,336	0.26%
Alison Reed	475,790,571	99.83%	834,019	0.17%
Michael E. Roach	462,904,719	97.12%	13,719,871	2.88%
George D. Schindler	473,147,710	99.27%	3,476,880	0.73%
Kathy N. Waller	473,630,578	99.37%	2,994,012	0.63%
Joakim Westh	474,711,138	99.60%	1,913,452	0.40%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%
Auditor	478,982,167	99.92%	376,348	0.08%

Name change

The special resolution to amend the articles of the company to change its name from “CGI GROUP INC. – GROUPE CGI INC.” to “CGI INC.” was adopted on a vote by show of hands by more than two thirds of the votes cast by the shareholders present or represented by proxy. The proxies received by CGI for the name change were as follows:

	Votes for		Votes against
	#	%	#	%
Name change	479,210,836	99.97%	147,678	0.03%

Shareholder proposals

Proposal Number Two – Advisory Vote on the Compensation of Senior Executives – Following a vote by way of show of hands, a shareholder proposal calling on CGI to hold an advisory vote on the compensation of senior executives did not receive a majority of the votes cast by the shareholders present or represented by proxy, and was therefore not adopted. The proxies received by CGI in relation to the proposal were as follows:

	Votes for		Votes against
	#	%	#	%
Proposal Number Two	109,356,540	22.94%	367,267,617	77.06%

Proposal Number Three – Disclosure of Voting Results by Class of Shares – Following a vote by way of show of hands, a shareholder proposal calling on CGI to disclose voting results by class of shares did not receive a majority of the votes cast by the shareholders present or represented by proxy, and was therefore not adopted. The proxies received by CGI in relation to the proposal were as follows:

	Votes for		Votes against
	#	%	#	%
Proposal Number Three	104,442,229	21.91%	372,182,067	78.09%